UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission file number 001-14540

DEUTSCHE TELEKOM AG

(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,

53113 Bonn,

Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

T-MOBILE USA REPORTS THIRD QUARTER 2008 RESULTS

•	$1.53 billion Operating Income Before Depreciation and Amortization (“OIBDA”) in the third quarter of 2008, up 8% from the third quarter of 2007

•	670,000 net new customers added in the third quarter of 2008

•	Service revenues of $4.9 billion in the third quarter of 2008, up 13% from the third quarter of 2007

•	Data services revenue in the third quarter of 2008, up 28% from the third quarter of 2007

•	T-Mobile USA’s 3G network to cover more than 120 cities by the end of November

•	Launch of T-Mobile services in former SunCom markets during the quarter

•	T-Mobile G1 with Google launched on October 22nd – the first phone powered by Android

BELLEVUE, Wash., November 6, 2008 — T-Mobile USA, Inc. (T-Mobile USA) today reported third quarter 2008 results. At the end of the quarter, T-Mobile USA had 32.1 million customers, adding 670,000 net new customers during the third quarter, and OIBDA of $1.53 billion, up 8% compared to the third quarter of 2007.

“In the quarter, T-Mobile took giant steps forward in driving new innovations to meet the pressing needs of our customers,” said Robert Dotson, President and CEO, T-Mobile USA. “We introduced our customers to the T-Mobile @Home® landline replacement service at a time when saving money is a top priority for American households. We also established our new nationwide high-speed

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

3G services, which will cover 120 cities by the end of November. This network introduction was accompanied by the unveiling of the T-Mobile G1 with Google, the world’s first device built on the fully open Android operating platform giving consumers access to some of the most innovative mobile applications to ever come to market. These and other innovations are helping us aggressively compete as we debut new and craved-for services that truly meet customer needs and inspire greater long term loyalty to our brand.”

“T-Mobile USA continues to be one of the strong growth drivers for Deutsche Telekom,” said René Obermann, Chief Executive Officer, Deutsche Telekom. “With the introduction of its 3G network in the U.S. and the successful launch of the T-Mobile G1 with Google, T-Mobile USA is now in an excellent position to further leverage the enormous potential of mobile data in its market.”

Customers

•	In the third quarter of 2008, T-Mobile USA added 670,000 net new customers, up from 668,000 in the second quarter of 2008, and down from 857,000 in the third quarter of 2007.

•

The number of net new customer additions was consistent sequentially, despite higher gross customer additions. This is primarily due to higher contract churn, as explained below. Gross customer additions were higher both sequentially and compared to the third quarter of 2007. This is a reflection of successful products such as myFavessm, FlexPaysm – an innovative hybrid plan that combines elements of traditional postpaid and prepaid plans, and T-Mobile @Home, a landline replacement product that was launched at the beginning of the third quarter of 2008.

•	Contract customer net additions decreased in the third quarter of 2008 making up almost 44% of customer growth, down from 80% in the second quarter of 2008 and 65% in the third quarter of 2007.

•

Prepaid net additions were 377,000 in the third quarter of 2008, up from 143,000 in the second quarter of 2008 and 300,000 in the third quarter of 2007. The sequential increase in prepaid net customer additions was due to improved prepaid churn and higher reseller net customer additions. The majority of prepaid net additions in the third quarter of 2008 were FlexPay no-contract customers, which typically have a higher ARPU than legacy prepaid customers, as discussed below.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

•

myFaves continues to be very popular with our customers. At the end of the third quarter of 2008 there were over 7 million myFaves customers, up from 6.5 million at the end of the second quarter of 2008 and 3.5 million in the third quarter of 2007.

•	Contract customers comprised 83% of T-Mobile USA’s total customer base at September 30, 2008. T-Mobile USA ended the quarter with 32.1 million customers.

Churn

•	Contract customer churn was 2.4% in the third quarter of 2008, up from 1.9% in the second quarter of 2008 and 2.0% in the third quarter of 2007.

•

The sequential increase in contract churn was primarily due to the continued impact of customers coming to the anniversary of their two-year contract that was first introduced in April 2006. The second quarter of 2008 was the first quarter these two-year contracts could have expired. Competitive pressure also contributed to the sequential increase in contract churn.

•	Blended churn, including both contract and prepaid customers, was 3.0% in the third quarter of 2008, up from 2.7% in the second quarter of 2008 and 2.9% in the third quarter of 2007.

OIBDA and Net Income

•	T-Mobile USA reported OIBDA of $1.53 billion in the third quarter of 2008, down from $1.58 billion in the second quarter of 2008 and up from the $1.41 billion in the third quarter of 2007.

•	The sequential decrease in OIBDA was primarily due to higher customer acquisition costs, as commissions expense increased due to volumes, and higher general and administrative costs.

•	OIBDA margin was 31% in the third quarter of 2008, down from 32% in the second quarter of 2008 and the third quarter of 2007.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

•	Net income for the third quarter of 2008 was $442 million, down from the $452 million in the second quarter of 2008 and $526 million in the third quarter of 2007.

Revenue

•

Service revenues (as defined in Note 1 to the Selected Data, below) were $4.91 billion in the third quarter of 2008, up from $4.85 billion in the second quarter of 2008, and $4.33 billion in the third quarter of 2007.

•	The increase in service revenues year over year was primarily due to the growth in contract customers, including the impact of the SunCom Wireless acquisition.

•

Total revenues, including service, equipment, and other revenues were $5.51 billion in the third quarter of 2008, slightly up from $5.47 billion in the second quarter of 2008 and $4.89 billion in the third quarter of 2007.

•	The acquisition of SunCom, and its second full quarter consolidation in T-Mobile USA’s results, contributed $192 million to total revenues in the third quarter.

ARPU

•

Blended Average Revenue Per User (“ARPU” as defined in note 1 to the Selected Data, below) was $52 in the third quarter of 2008, consistent with $52 in the second quarter and down from $53 in the third quarter of 2007.

•	Contract ARPU was $55 in the third quarter of 2008, consistent with the second quarter of 2008 and down from $57 in the third quarter of 2007.

•	The decrease in contract ARPU year over year was primarily due to lower usage based revenues from contract customers.

•	Prepaid ARPU was $24 in the third quarter of 2008, up from $23 in the second quarter of 2008 and $18 in the third quarter of 2007.

•	The increase in prepaid ARPU is due to the success of higher ARPU of FlexPay no-contract compared to legacy prepaid products.

•

Data services revenue (as defined in Note 1 to the Selected Data, below) was $850 million in the third quarter of 2008, representing 17.3% of blended ARPU, or $8.90 per customer, compared with 16.6% of blended ARPU, or $8.60 per customer in the second quarter of 2008, and 15.4% of blended ARPU, or $8.10 per customer in the third quarter of 2007. Data services revenue increased 28% year over year.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

•

Growth in messaging revenue continued to be the most significant driver of data ARPU, as customers continue to move towards purchasing plans that include messaging, including our unlimited voice and data plans. The total number of messages on the T-Mobile USA network increased to almost 49 billion in the third quarter of 2008, compared to 41 billion in the second quarter of 2008 and 21 billion in the third quarter of 2007.

•	Strong GPRS / EDGE access and usage through continued growth in converged device users was another significant driver for increased data revenues.

CPGA and CCPU

•

The average cost of acquiring a customer, Cost Per Gross Add (“CPGA” as defined in note 4 to the Selected Data, below) was $290 in the third quarter of 2008, down from $320 in the second quarter of 2008 and up from $280 in the third quarter of 2007.

•	The decrease in CPGA compared to the second quarter of 2008 is primarily due to higher gross customer additions, in particular lower advertising expense per customer.

•	Excluding the impact of SunCom, T-Mobile USA’s CPGA in the third quarter of 2008 would have been $280, consistent with the third quarter of 2007

•

The average cash cost of serving customers, Cash Cost Per User (“CCPU” as defined in note 3 to the Selected Data, below), was $25 per customer per month in the third quarter of 2008, consistent with the second quarter of 2008 and lower than CCPU of $26 in the third quarter of 2007.

•	The decrease in CCPU in the third quarter of 2008 versus the third quarter of 2007 is primarily due to lower network costs per customer, driven by lower roaming expense per customer.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

Capital Expenditures

•

Cash capital expenditures (see note 7 to the Selected Data below) were $956 million in the third quarter of 2008, compared with $1,062 million in the second quarter of 2008 and $500 million in the third quarter of 2007.

•	The year over year increase in capital expenditures is primarily due to the build out of T-Mobile USA’s 3G (UMTS / HSDPA) network as well as cash payment timing differences.

•

T-Mobile USA continued its commitment to improve coverage in the third quarter of 2008, adding approximately 900 GSM/GPRS/EDGE new cell sites, bringing the total number of cell sites at the end of the quarter to 42,900.

•	T-Mobile USA ended the quarter with 14,700 3G capable cell sites (included in the 42,900 total cell sites above).

Stick Together Highlights

•

On September 5, 2008, T-Mobile USA launched the T-Mobile products and services in the previously branded SunCom markets, including Puerto Rico. Additionally, all major SunCom systems have been integrated into T-Mobile USA as of the end of the third quarter of 2008.

•

On October 17, 2008, T-Mobile USA, Inc. announced that it continues to aggressively expand its third-generation (3G) wireless broadband service in more than 120 major cities by the end of November. On October 30, 2008, T-Mobile added Washington D.C. as the latest major population center to benefit from T-Mobile’s 3G service.

•

On September 23, T-Mobile USA announced the launch of the world’s first Android™-powered mobile phone in partnership with Google. Available in the fourth quarter 2008 only for T-Mobile customers in the USA, the T-Mobile G1 combines full touch-screen functionality and a QWERTY keyboard with a mobile Web experience.

•

In order to provide more options to customers, on October 8, T-Mobile began offering postpaid month-to-month rate plans without a requirement for customers to sign an annual contract. All postpaid rate plans including single line, FamilyTime, and myFaves are available under this new service option.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

•

In August, T-Mobile USA launched the feature of Family AllowancesSM which allows parents to give their family members an upfront monthly wireless allowance that works on all the phones T-Mobile offers – virtually eliminating the worry of surprise overages.

T-Mobile USA is the U.S. operation of Deutsche Telekom AG’s (NYSE: DT) Mobile Communications Business, and is a wholly-owned subsidiary of T-Mobile International. In order to provide comparability with the results of other US wireless carriers, all financial amounts are in US dollars and are based on accounting principles generally accepted in the United States (“GAAP”). T-Mobile USA results are included in the consolidated results of Deutsche Telekom, but differ from the information contained herein as Deutsche Telekom reports financial results in Euros and in accordance with International Financial Reporting Standards (IFRS).

This press release includes non-GAAP financial measures. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information provided in accordance with GAAP. Reconciliations from the non-GAAP financial measures to the most directly comparable GAAP financial measures are provided below following Selected Data and the financial statements.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

SELECTED DATA FOR T-MOBILE USA

(thousands)	Q3 08	Q2 08	Q1 08	YE 07	Q4 07	Q3 07
Covered population[8]	286,000	284,000	284,000	284,000	284,000	283,000
Customers, end of period[2]	32,136	31,466	30,798	28,685	28,685	27,734
Thereof contract customers	26,539	26,246	25,721	23,914	23,914	23,181
Thereof prepaid customers	5,597	5,220	5,077	4,771	4,771	4,553
Net customer additions	670	668	981	3,644	951	857
Acquired customers	—	—	1,132	—	—	—

Minutes of use/contract customer/month	1,140	1,170	1,150	1,130	1,120	1,130
Contract churn	2.40%	1.90%	1.70%	1.90%	1.80%	2.00%
Blended churn	3.00%	2.70%	2.60%	2.80%	2.80%	2.90%

($)
ARPU (blended) 1, [9]	52	52	51	52	52	53
ARPU (contract)	55	55	55	57	56	57
ARPU (prepaid)	24	23	22	19	20	18
Cost of serving (CCPU)[3]	25	25	25	25	25	26
Cost per gross add
(CPGA)[4]	290	320	300	300	300	280

($ million)
Total revenues	5,506	5,470	5,187	19,288	5,068	4,894
Service revenues1, [9]	4,911	4,854	4,573	16,892	4,371	4,332
OIBDA[5]	1,531	1,583	1,441	5,350	1,327	1,412
OIBDA margin [6]	31%	32%	31%	31%	30%	32%
Capital expenditures[7]	956	1,062	690	2,677	1,009	500

Cell sites on-air[10]	42,900	42,000	41,000	37,900	37,900	37,000

Since all companies do not calculate these figures in the same manner, the information contained in this press release may not be comparable to similarly titled measures reported by other companies.

1	Average Revenue Per User (“ARPU”) represents the average monthly service revenue we earn from our customers. ARPU is calculated by dividing service revenues for the specified period by the average customers during the period, and further dividing by the number of months in the period. We believe ARPU provides management with useful information to evaluate the recurring revenues generated from our customer base.

Service revenues include contract, prepaid, and roaming and other service revenues, and do not include equipment sales and other revenues. Data services revenues (including messaging and non-messaging revenue) is a component of service revenues. Within the consolidated financial statements below, other revenues include co-location rental income and wholesale revenues from the usage of our network in California, Nevada, and New York by AT&T customers, among other items, and are therefore not included in ARPU.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

2

A customer is defined as a SIM card with a unique mobile identity number which generates revenue. Contract customers and prepaid customers include FlexPaySM customers depending on the type of rate plan selected. FlexPay customers with a contract are included in contract customers, and FlexPay customers without a contract are included in prepaid customers.

3	The average cash cost of serving customers, or Cash Cost Per User (“CCPU”) is a non-GAAP financial measure and includes all network and general and administrative costs as well as the subsidy loss unrelated to customer acquisition. Subsidy loss unrelated to customer acquisition includes upgrade handset costs for existing customers offset by upgrade equipment revenues and other related direct costs. This measure is calculated as a per month average by dividing the total costs for the specified period by the average total customers during the period and further dividing by the number of months in the period. We believe that CCPU, which is a measure of the costs of serving a customer, provides relevant and useful information and is used by our management to evaluate the operating performance of our business.

4	Cost Per Gross Add (“CPGA”) is a non-GAAP financial measure and is calculated by dividing the costs of acquiring a new customer, consisting of customer acquisition costs plus the subsidy loss related to customer acquisition for the specified period, by gross customers added during the period. Subsidy loss related to customer acquisition consists primarily of the excess of handset and accessory costs over related revenues incurred to acquire new customers. We believe that CPGA, which is a measure of the cost of acquiring a customer, provides relevant and useful information and is used by our management to evaluate the operating performance of our business.

5	Operating Income Before Interest, Depreciation and Amortization (“OIBDA”) is a non-GAAP financial measure, which we define as operating income before depreciation and amortization. In a capital-intensive industry such as wireless telecommunications, we believe OIBDA, as well as the associated percentage margin calculation, to be meaningful measures of our operating performance. OIBDA should not be construed as an alternative to operating income or net income as determined in accordance with GAAP, as an alternative to cash flows from operating activities as determined in accordance with GAAP or as a measure of liquidity. We use OIBDA as an integral part of our planning and internal financial reporting processes, to evaluate the performance of our business by senior management and to compare our performance with that of many of our competitors. We believe that operating income is the financial measure calculated and presented in accordance with GAAP that is the most directly comparable to OIBDA. OIBDA is not adjusted for integration costs of SunCom.

6	OIBDA margin is a non-GAAP financial measure, which we define as OIBDA (as described in note 5 above) divided by total revenues less equipment sales.

7	Capital expenditures consist of amounts paid by T-Mobile USA for purchases of property and equipment.

8	The covered population statistic represents T-Mobile USA’s GSM / GPRS / EDGE 1900 voice and data network coverage, combined with roaming and other agreements.

9	Data ARPU is defined as total data revenues from contract customers, prepaid customers, and other data revenues, divided by average total customers during the period. Wi-Fi revenues are shown as a component of data revenues. The relative fair value of data revenues from unlimited voice and data plans are included in total data revenues.

10	Cell sites are defined as the total number of sites in service at the end of the period, excluding small low power, low gain access sites. A site is in service when all equipment is installed and the site is integrated into the network.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

T-MOBILE USA

Condensed Consolidated Balance Sheets

(dollars in millions)

(unaudited)

	September 30,	December 31,
	2008	2007
ASSETS
Current assets:
Cash and cash equivalents	$160	$64
Short-term affiliate loan receivable	75	1,075
Short-term investment	4	—
Accounts receivable, net of allowances of $390 and $272, respectively	2,658	2,617
Accounts receivable from affiliates	19	274
Inventory	865	990
Current portion of net deferred tax assets	1,035	994
Licenses held for exchange	5	1
Other current assets	623	538

Total current assets	5,444	6,553
Property and equipment, net of accumulated depreciation of
$10,317 and $9,788, respectively	11,990	11,258
Goodwill	12,011	10,701
Spectrum licenses	15,127	14,645
Other intangible assets, net of accumulated amortization of
$530 and $489, respectively	244	47
Long term investments	132	—
Other assets	143	155

	$45,091	$43,359

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$3,354	$3,790
Current payables to affiliates	1,312	1,127
Other current liabilities	419	380

Total current liabilities	5,085	5,297

Long-term payables to affiliates	6,625	6,712
Deferred tax liabilities	2,063	1,622
Other long-term liabilities	1,144	915

Total long-term liabilities	9,832	9,249

Minority interest in equity of consolidated subsidiaries	93	89
Commitments and contingencies
Stockholder’s equity:
Common stock	44,470	44,469
Accumulated deficit	(14,389)	(15,745)

Total stockholder’s equity	30,081	28,724

	$45,091	$43,359

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

T-MOBILE USA

Condensed Consolidated Statements of Operations

(dollars in millions)

(unaudited)

	Quarter Ended	Quarter Ended	Quarter Ended
	September 30,	June 30,	September 30,
	2008	2008	2007
Revenues:
Contract	$4,342	$4,321	$3,938
Prepaid	382	359	238
Roaming and other service	187	174	156
Equipment sales	512	529	480
Other	83	87	82

Total revenues	5,506	5,470	4,894

Operating expenses:
Network	1,284	1,271	1,130
Cost of equipment sales	828	834	733
General and administrative	957	906	818
Customer acquisition	906	876	801
Depreciation and amortization	678	667	643

Total operating expenses	4,653	4,554	4,125

Operating income	853	916	769
Other expense, net	(128)	(185)	(43)

Income before income taxes	725	731	726
Income tax expense	(283)	(279)	(200)

Net income	$442	$452	$526

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

T-MOBILE USA

Condensed Consolidated Statements of Cash Flows

(dollars in millions)

(unaudited)

	Quarter Ended	Quarter Ended
	September 30, 2008	September 30, 2007
Operating activities:
Net income	$442	$526
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	678	643
Income tax expense	283	200
Other, net	130	108
Changes in operating assets and liabilities:
Accounts receivable	(93)	(162)
Inventory	(76)	(93)
Other current and non-current assets	(15)	(56)
Accounts payable and accrued liabilities	132	495

Net cash provided by operating activities	1,481	1,661

Investing activities:
Purchases of property and equipment	(956)	(500)
Purchases of intangible assets	(33)	(16)
Short-term affiliate loan receivable	(475)	(1,150)
Other, net	(1)	—

Net cash used in investing activities	(1,465)	(1,666)

Financing activities:
Long-term debt borrowings from affiliates	(825)	—
Long-term debt borrowings from affiliates	750	—
Other, net	1	(1)

Net cash used in financing activities	(74)	(1)

Change in cash and cash equivalents	(58)	(6)
Cash and cash equivalents, beginning of period	218	60

Cash and cash equivalents, end of period	$160	$54

Non-cash investing and financing activities with affiliates:

In the third quarter of 2008, T-Mobile USA remitted $475 million to affiliates as a short term receivable. $400 million of the cash outflow, together with $825 million cash was used during the period as settlement of $1,225 million debt with affiliates in line with the repayment schedule.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

T-MOBILE USA

Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures

(dollars in millions, except for CPGA and CCPU)

(unaudited)

OIBDA can be reconciled to our operating income as follows:

	Q3 2008	Q2 2008	Q1 2008	YE 2007	Q4 2007	Q3 2007
OIBDA	$1,531	$1,583	$1,441	$5,350	$1,327	$1,412
Depreciation and amortization	(678)	(667)	(678)	(2,609)	(681)	(643)

Operating income	$853	$916	$763	$2,741	$646	$769

The following schedule reflects the CPGA calculation and provides a reconciliation of cost of acquiring customers used for the CPGA calculation to customer acquisition costs reported on our condensed consolidated statements of operations:

	Q3 2008	Q2 2008	Q1 2008	YE 2007	Q4 2007	Q3 2007
Customer acquisition costs	$906	$876	$861	$3,274	$901	$801
Plus: Subsidy loss
Equipment sales	(512)	(529)	(534)	(2,061)	(620)	(480)
Cost of equipment sales	828	834	832	3,120	879	733

Total subsidy loss	316	305	298	1,059	259	253

Less: Subsidy loss unrelated to customer acquisition	(178)	(169)	(173)	(623)	(157)	(143)

Subsidy loss related to customer acquisition	138	136	125	436	102	110

Cost of acquiring customers	$1,044	$1,012	$986	$3,710	$1,003	$911

CPGA ($ / new customer added)	$290	$320	$300	$300	$300	$280

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

T-MOBILE USA

Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures

(dollars in millions, except for CPGA and CCPU)

(unaudited)

The following schedule reflects the CCPU calculation and provides a reconciliation of the cost of serving customers used for the CCPU calculation to total network costs plus general and administrative costs reported on our condensed consolidated statements of operations:

	Q3 2008	Q2 2008	Q1 2008	YE 2007	Q4 2007	Q3 2007
Network costs	$1,284	$1,271	$1,166	$4,344	$1,125	$1,130
General and administrative	957	906	887	3,200	836	818

Total network and general and administrative costs	2,241	2,177	2,053	7,544	1,961	1,948
Plus: Subsidy loss unrelated to customer acquisition	178	169	173	623	157	143

Total cost of serving customers	$2,419	$2,346	$2,226	$8,167	$2,118	$2,091

CCPU ($ / customer per month)	$25	$25	$25	$25	$25	$26

About T-Mobile USA:

Based in Bellevue, WA, T-Mobile USA, Inc. is the US operation of Deutsche Telekom AG’s (NYSE: DT) Mobile Communications Business, and is a wholly-owned subsidiary of T-Mobile International.

T-Mobile USA’s innovative wireless products and services help empower people to connect effortlessly to those who matter most. T-Mobile USA’s GSM/GPRS/EDGE 1900 voice and data network, when combined with roaming and other agreements, reaches 286 million people in the U.S. In addition, T-Mobile USA operates one of the largest Wi-Fi (802.11b) wireless broadband (WLAN) networks in the country (including roaming sites), available in approximately 9,700 convenient public access locations nationwide. For more information, visit the company website at www.t-mobile.com.

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

About T-Mobile International:

T-Mobile International is one of the world’s leading mobile communications businesses. As part of the Deutsche Telekom AG (NYSE: DT) group, T-Mobile International concentrates on the key markets in Europe and the United States.

At the end of the third quarter of 2008, approximately 127 million mobile customers were served by the mobile communications segments of the Deutsche Telekom group, all over a common technology platform based on GSM, the world’s most widely used digital wireless standard.

For more information about T-Mobile International please visit www.t-mobile.net. For further information on Deutsche Telekom, please visit www.telekom.de/investor-relations.

Press Contacts:	Investor Relations Contacts:

Michael Lange	Investor Relations Bonn
T-Mobile International	Deutsche Telekom
+49 228.936.31717	+49 228.181.88880

Andreas Leigers	Nils Paellmann
Deutsche Telekom	Investor Relations New York
+49 228.181.4949	Deutsche Telekom
+1 212.424.2951
+1 877.DT SHARE (toll-free)

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-mobile.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Executive Vice President Chief Accounting Officer

Date: November 6, 2008